Offering Memorandum
Team Excel, Inc.

Team Excel, Inc. ("Team Excel", the "Company," "we," "us", or "our"), a Virginia public benefit corporation is offering up to $107,000.00 worth of common shares of Company stock (the "Securities") to investors in the Offering ("Investor(s)," "you," or "your"). This Offering is made on the Regulation Crowdfunding portal site Round Here, LLC at https://roundhere.co/ (the "Intermediary").

The minimum Minimum Amount is $10,000.00 (the "Minimum Amount"). The Company intends to raise at least the Minimum Amount and up to $107,000.00 (the "Maximum Offering Amount") from Investors in the offering of Securities described in this Form C (this "Offering"). This Offering is being conducted on a best efforts basis and the Company must reach its Minimum Amount by July 27, 2022 (the "Offering Deadline"). If the Company does not raise at least the Minimum Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. No investor should invest in this Offering unless they can afford to lose such investment. In making a decision of whether and how much to invest, investors must rely on their own examination of the Offering and the Company, including the merits and the risk factors.

This document may contain forward-looking statements and information relating to the Company, its business plan and strategy, and its industry. These statements are based on the beliefs and information of the Company's management. When used in connection with the Offering, forward-looking words like "estimate", "project", "believe", "anticipate", "intend", "expect", will identify forward-looking statements. These statements uncertain, and changes in circumstances could frustrate the Company's plans. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Securities have not been suggested or approved by the U.S. Securities and Exchange Commission (the "SEC") or any other federal or state securities commission or regulator. No such authority has deemed this document or the Offering to be accurate or adequate. The Securities are not registered with the SEC, but are offered under a legal and regulatory exemption from registration.

A prospective investor from any participating jurisdiction must purchase the Securities through the Intermediary's portal. Investments may be accepted or rejected by the Company, in its sole discretion. The Company or the Intermediary can reject, cancel, or rescind the offer to sell or an investor's commitment to purchase the Securities at any time, for any reason.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
The Company will file a report electronically with the Securities & Exchange Commission annually after the first sale of the Securities and will post the report on its website at https://www.teamexcel.com/, no later than 120 days after the end of the Company's fiscal year.

The Company must continue its ongoing reports until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law. The Company, which has no predecessors, has not previously failed to comply with the reporting requirements of Regulation CF.

Updates
Updates on this Offering may be found at: https://roundhere.co/teamexcel

This Form
Potential investors can and should rely on the information contained in this Form C, which was accurate as of the date if was filed. No information that is different from that contained here is authorized or should be relied upon. Circumstances may have changed since that date.

References to other documents or agreements are summaries and incomplete, and they are subject to the other content and provisions of such other documents.

The Company will receive questions and give answers about this Offering through its offering page provided by the Intermediary. This Form C does not contain all information that may be required to evaluate the Offering, and any recipient should perform its own analysis. Company statements are based on information that is believed to be reliable. No warranty can be made as to the accuracy of all information.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any after its filing. This Form C is submitted in connection with this Offering and may not be copied or used for any other purpose.

SUMMARY

The Business
The following is only a summary. Potential investors should review all information in this Form C and Exhibits. Team Excel, Inc. is a Virginia public benefit corporation, formed February 8, 2019. The Company's office is at 1717 East Cary Street, Richmond, Virginia. The Company's web site is https://www.teamexcel.com/ The Company is authorized, as of the time of filing of this Form C, to issue up to 100,000 shares of common stock.

A description of the Company's business, principal personnel, and other relevant information can be found on the Company's offering page on the Round Here, LLC website at https://roundhere.co/teamexcel and attached to this Form C and Offering Memorandum.

The Offering

Minimum dollar amount of shares of common stock being offered	$10,000.00
Total shares of common stock outstanding after Offering if minimum is met	81,600
Maximum dollar amount of shares of common stock being offered	$107,000.00
Total shares of common stock outstanding after Offering if maximum is met	82,570
Purchase price per Security	$100.00 per share
Minimum individual purchase amount	$100.00
Offering deadline	July 27, 2022
Use of Proceeds	see below
Voting Rights	The Securities are common shares with

		voting rights assigned to Company management by proxy

The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

At the conclusion of the Offering, the Company will pay the following commissions to the Intermediary based on the amount raised in the Offering: (i) a 7% commission based on the dollar amount equal to or greater than the minimum offering amount.

	Price to Investors	Commission	Net Proceeds
Minimum Individual Purchase	$100	$7	$93
Aggregate Minimum Amount	$10,000	$700	$9,300
Aggregate Minimum Amount	$107,000.00	$7,490	$99,510

Use of Net Proceeds

The Company plans and estimates that its use of the net proceeds of the Offering will be as follows, subject to adjustment by Company management as may be reasonably necessary.

At Minimum Amount of $10,000.00	Software development $5,000
	Marketing and Sales $2,500
	Customer Service $1,800
At Offering maximum of $107,000.00	Software development $40,000
	Marketing and Sales $40,000
	Customer Service $20,000
	Administrative and Overhead $6,510

Managers (Directors)

The Company has a Board of Directors which may consist of up to five (5) directors. At present, the founder Mr. Mayo is the sole director.

Officers

Founder and CEO Johnathan Mayo is a serial entrepreneur. His experience includes his service since 2014 as the CEO of Team Excel. He is also the founder and former leader of marketing firm Avail, Inc. and cause marketing platform Serving Up Change.

Johnathan has a B.S. in mechanical engineering from Virginia Military Institute (VMI), and Masters degrees in business administration and sports leadership and marketing from Virginia Commonwealth University.

Business Plan

Team Excel's business plan is to use its web application and mobile application as a platform to leverage the power of teamwork and competition to increase motivation, improve student outcomes, and enhance student well-being. Small support groups will support students and create peer-to-peer accountability in order to improve student engagement and performance.

Team Excel licenses its platform and program model to school districts and nonprofit organizations. We use a tiered pricing model with a per-school price that includes the platform and a success coach that will work with the schools to oversee onboarding, training, and implementation.

Schools and nonprofits can use the Team Excel platform to create their own Team Excel Leagues. Through the digital application, schools can customize their success metrics, allow student teams to compete, and track their results.

Team Excel is working to add additional features including improved early warning features that allow administrators to intervene when students need support. The Team Excel website will also facilitate engagement with the Company's partners that provide mentors, guest speakers, and facilitators.

Financial Disclosures

This financial information is as reported on the federal income tax return of the Company for its most recently completed tax year, which tax return was for tax year 2020, ending December 31, 2020.

> Total Income: $28,856.00
> Taxable Income: -$66,036.00
> Total Tax: $0.00

Financial statements of the Company are also attached, those being Profit and Loss statements and Balance Sheets, unaudited, for the years ending December 31, 2021 and December 31, 2020.

This information and the attached financial statements are certified by the Company's chief executive officer, Johnathan Mayo, in the certification attached hereto.

Indebtedness: The debt shown on the Company's financial reports in the amount of $182,750 is the aggregation of outstanding convertible notes purchased by friends, family, and early stage investors known to the Company and its founder.

Capitalization and Previous Securities Offerings, Principal Security Holders

The Company has only common shares. Company founder and CEO Johnathan Mayo holds 80,000 common shares. No other shares are outstanding as of the start of this offering, but two new contributors to the work of the Company are expected to sign and return agreements that would include the vesting over time of up to 1% or 2% of Company equity for those contributors, in the form of Company common shares. The Company is authorized at this time to issue up to 100,000 common shares.

The Company has previously raised funds by selling convertible debt notes, in the amount of $182,750.00, in reliance on a Regulation D exemption under Rule 506(b) and Virginia intrastate sales exemptions. Key terms of those notes include an interest rate of 8%, a qualified financing of $1,000,000.00 to trigger conversion, and conversion to shares of the Company that would be calculated on the basis of share price that would be the lower of an 80% discount versus the share price paid by new investors in the qualified financing, or a per-unit price based on a $10,000,000 Company valuation cap.

The Company currently has an open offering on a private basis, subject to a Regulation D exemption to securities registration requirements under Rule 506(b), of convertible note investments.

Offering Process and Terms

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, which could cause an Investor to lose all or a portion of an investment.

The Company is dependent upon its key personnel to operate and to and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. Changes in government regulation could adversely impact the Company's business.

The Company has a limited operating history upon which to evaluate its performance, and accordingly, its value and its prospects should be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. It may never be profitable.

The Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. Timely and efficient development and sale of new and existing products or services may not be achieved, and price and profitability targets may not be achievable. As a result, the business, financial condition, or results of operations may be adversely affected.

The Company's reputation and the quality of its brand are critical to its business and success. Damage to the Company's reputation could negatively impact the Company's business, financial condition and results of operations. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Risks Related to the Offering

If a court or regulatory body with the required jurisdiction ever alleged or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. Neither the Offering nor the Securities have been registered under federal or state securities laws. You should not rely on the fact that the Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering. The U.S. Securities and Exchange Commission does not pass upon the merits of the securities offered or the terms of the offering, or on the accuracy or completeness of any documentation or disclosures.

The Company business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others, The Company continues to face advanced and persistent attacks on the Company's information infrastructure and sensitive/confidential data. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. Software that the Company produces or licenses may contain defects that could interfere with the operation of the Company's information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Regardless of the planned use of the proceeds from this offering, the Company's management will have considerable discretion over the use of proceeds. You may not have the opportunity, as part of your investment decision or thereafter, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may change the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during any time that it is held in escrow and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; the Company can end the Offering with 5 business day's notice. The Company will likely conduct multiple closings during the Offering. An intermediate close of the Offering can occur after the minimum raise amount is reached, which will allow the Company to draw down proceeds of the offering. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or cancel the previous investment as it will be deemed completed.

Risks Related to the Securities

The shares sold in this offering will not be freely tradable. Although these common shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares sold in this offering. Because the shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for the shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Common shares in the Company have voting rights; investors in this offering will be required to enter into a proxy agreement with the Company's CEO to allow all such shares sold in this offering to be voted by the Company's CEO. Investors will therefore have no voting rights, and even in circumstances where a statutory right to vote is provided by state law, the holders of shares will have delegated that right to the Company's CEO. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders. The Company may never elect to undergo a liquidity event. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

It is not possible to foresee all risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities including the ones sold in this offering may be significantly diluted as a consequence of subsequent financings. The Company is likely to issue additional equity to employees, contributors, and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not yet known to the Company. There is no present market for the Securities and the Company has arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication. The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment, including restrictions that are based on applicable law and regulations. This means that your desired investment amount may be limited or lowered based solely on the Company's determination, whether or not in line with relevant investment limits set forth by the Regulation Crowdfunding rules.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount for this offering, the Company may request that Round Here, LLC instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become the Company's investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. If such changes happen during the course of an offering, the Company may be required to file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be share owners and will have no such right.

Risks Relating to a Public Benefit Corporation

The Company is a public benefit corporation. This means that the Company is required to work toward its stated public benefit and to balance financial performance, the best interests of those materially affected by the Company's conduct, and the public benefit identified by the Company's certificate of incorporation (attached hereto). There is no assurance that the Company will achieve its public benefit purpose or its planned positive impact which in turn may have a material adverse effect on the Company's business, results of operations and financial condition. As a public benefit corporation, the Company is required to publicly disclose a report on the Company's overall public benefit performance and on the Company's assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or unable to provide this report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed. As a public benefit corporation, the Company's focus on a specific public benefit purpose and producing a positive effect for society may negatively impact the Company's financial performance. Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, the Company's directors have a fiduciary duty to consider not only the stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. Therefore, the Company may take actions that it believes will be in the best interests of those stakeholders materially affected by the Company's specific benefit purpose, even if those actions do not maximize the Company's financial results. While the Company intends for this public benefit designation and obligation to provide an overall net benefit to the Company and its customers, it could instead cause the

Company to make decisions and take actions without seeking to maximize the income generated from the Company's business, and hence available for distribution to its stockholders.

Being a public benefit corporation and complying with the Company's related obligations could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline. As a public benefit corporation, the Company may be less attractive as a takeover target than a traditional company would be and, therefore, an Investor's ability to realize its investment through an acquisition may be limited. The Company's directors have a fiduciary duty to consider not only the Company's stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders. While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by the company's actions.

Team Excel, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	28,856.17
Total Income	**$28,856.17**
GROSS PROFIT	**$28,856.17**
Expenses	
Consultant Fees	4,900.00
Dues & subscriptions	250.00
Legal & Professional Services	892.00
Management Fees	24,500.00
Marketing	5,178.89
Rent & Lease	1,550.00
Subscription Services	1,765.00
Taxes & Licenses	670.00
Technology Development	54,440.00
Web Hosting	745.74
Total Expenses	**$94,891.63**
NET OPERATING INCOME	**$ -66,035.46**
NET INCOME	**$ -66,035.46**

Team Excel, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BB&T Bank Account (0880)	29,470.36
Total Bank Accounts	**$29,470.36**
Total Current Assets	**$29,470.36**
TOTAL ASSETS	**$29,470.36**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Note 1	85,250.00
Total Long-Term Liabilities	**$85,250.00**
Total Liabilities	**$85,250.00**
Equity	
Owner's Investment	500.00
Retained Earnings	9,755.82
Net Income	-66,035.46
Total Equity	**$ -55,779.64**
TOTAL LIABILITIES AND EQUITY	**$29,470.36**

Team Excel, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	24,337.77
Total Income	**$24,337.77**
GROSS PROFIT	**$24,337.77**
Expenses	
Bank Charges & Fees	80.00
Charitable Contribution	500.00
Consultant Fees	6,700.00
Dues & subscriptions	750.00
Insurance	1,982.00
Legal & Professional Services	5,220.50
Management Fees	39,500.00
Marketing	11,427.10
Office Supplies & Software	1,054.91
Sales Expense	2,760.00
Subscription Services	2,770.89
Technology Development	65,936.00
Web Hosting	9,772.34
Total Expenses	**$148,453.74**
NET OPERATING INCOME	**$ -124,115.97**
Other Income	
Non-Dilutive Capital	32,500.00
Total Other Income	**$32,500.00**
NET OTHER INCOME	**$32,500.00**
NET INCOME	**$ -91,615.97**

Team Excel, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BB&T Bank Account (0880)	35,354.39
Total Bank Accounts	**$35,354.39**
Total Current Assets	**$35,354.39**
TOTAL ASSETS	**$35,354.39**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Convertible Note 1	182,750.00
Total Long-Term Liabilities	**$182,750.00**
Total Liabilities	**$182,750.00**
Equity	
Owner's Investment	500.00
Retained Earnings	-56,279.64
Net Income	-91,615.97
Total Equity	**$ -147,395.61**
TOTAL LIABILITIES AND EQUITY	**$35,354.39**

Team Excel, Inc.
Reg CF offering, officer's financial certification

I, Johnathan Mayo, certify that:

(1) the financial statements of Team Excel, Inc. included in this Form C filing and related offering materials are true and complete in all material respects; and

(2) the tax return information of Team Excel, Inc. included in this Form reflects accurately the information reported on the tax return for Team Excel, Inc. filed for the fiscal year ended December 31, 2020

_____
Title: Chief Executive Officer

TITLE	Team Excel – financials sign-off for Reg CF filing
FILE NAME	Team Excel financ... Mayo 02 2022.pdf
DOCUMENT ID	1f3e9223781b126ef2437f8f6f3cea90e6343ab7
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SENT	**02 / 07 / 2022** 18:47:52 UTC	Sent for signature to Johnathan Mayo (jmayo@goteamexcel.com) from chris@threshold.cc IP: 100.7.6.240
VIEWED	**02 / 07 / 2022** 18:54:54 UTC	Viewed by Johnathan Mayo (jmayo@goteamexcel.com) IP: 50.201.115.146
SIGNED	**02 / 07 / 2022** 18:59:48 UTC	Signed by Johnathan Mayo (jmayo@goteamexcel.com) IP: 107.116.79.88
COMPLETED	**02 / 07 / 2022** 18:59:48 UTC	The document has been completed.